June 1, 2009

Mr. Matthew P. Wagner
Chief Executive Officer
Pacwest Bancorp
401 West A Street
San Diego, CA 92101-7917

      Re: Pacwest Bancorp
           Form 10-K for Fiscal Year Ended December 31, 2008
           File No. 0-30747

Dear Mr. Wagner:

      We have completed our review of the above-referenced filing and have no further comments at this time.

      You may contact me at 202-551-3421 if you have any further questions.

           Sincerely,

           David Lyon
           Senior Financial Analyst